

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

May 7, 2007

By Facsimile (202.626.1930) and U.S. Mail

Richard A. Schaberg, Esq.
Thacher Proffitt & Wood LLP
1700 Pennsylvania Ave., N.W., Suite 800
Washington, DC 20006

Re: Union Bankshares Company
        Revised Preliminary Proxy Statement filed May 2, 2006
        File No. 0-12958

Dear Mr. Schaberg:

We have reviewed the filing and have the following comments

General

1.   We note that the dissident shareholder indicated its intent to use a white proxy card in its materials filed May 1, 2006. It is our view that the first party to select a color may use that color. Please revise to select a different color proxy card.

2.   We note your response to our previous comment 5. The compensation discussion and analysis continues to lack any substance. Please revise to provide more information or alternatively advise us as to why you believe the level of disclosure is sufficient.

3.   Please confirm that proposal three regarding the amendment to the company's articles requires the vote of a majority of the shares voting. In this regard, we note that the dissident has stated in its materials that the approval requires the vote of a majority of the shares outstanding.

Closing Information

       Please respond promptly to our comments. In addition, provide a letter keying your responses to the comments, and provide any requested supplemental information. If you believe complying with these comments is not appropriate, tell us why in your letter. The response letter should be uploaded to EDGAR, with the form type label "CORRESP" and linked to the Exchange Act file number. We may have comments after reviewing your responses.

Please direct any questions to me at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Very truly yours,

Pamela Carmody
Special Counsel
Office of Mergers & Acquisitions